
April 4, 2012

<u>Via Fax</u>
Mr. David Wells
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, California 95032

> **Re:** **Netflix, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 23, 2012**
> **File No. 000-49802**

Dear Mr. Wells:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 8-K</u>

1. We note that your disclosure references the letter from KPMG dated March 23, 2012. We further note that the letter from KPMG filed as exhibit 16.1 is not dated. Please amend your 8-K to file a correctly dated letter from KPMG.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant